Mail Stop 3561

October 23, 2007

Lynelle P. Kirby, President
Ulta Salon, Cosmetics & Fragrance, Inc.
1135 Arbor Drive
Romeoville, IL 60446

> **Re: Ulta Salon, Cosmetics & Fragrances, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 22, 2007**
> **File No. 333-144405**

Dear Ms. Kirby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to comment 2 in our letter dated October 19, 2007. We further note that your disclosure of the name of the natural person(s), public entities, majority-owned subsidiaries of public entities or registered investment companies who have investment and/or voting control over the respective selling stockholders is incomplete or unclear as indicated below:

   • You have provided no beneficial ownership information as to Feigin Trading Co.;

   • Footnote (2) to the Selling Stockholder table appears to refer to the beneficial ownership of one "entity," however, this footnote has been attributed to several selling stockholders, and;

   • With respect to Bank of America Ventures (footnote 4), Bank of America Capital Corporation (footnote 4), Jewish Communal Fund (footnote 13), JP Morgan Chase Bank (footnote 14) and Appomattox Foundation (footnote 16), your disclosures are incomplete in that they do not identify the beneficial owners of the respective shares. We note your indication that "no one person acting alone has investment and voting power as to these shares," however, this fact does not avail you of the requirement that you disclose the persons with beneficial ownership of such shares.

Please revise your disclosure or advise.

2. We note that you have submitted a requested effectiveness for 4:00 p.m. on October 24, 2007. In connection with your request you have provide certain representations and we note that in the third representation you indicate that you will not assert our declaring you effective as a defense. Your third representation should also represent that you may not assert staff comments as a defense. Please revise your request accordingly.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher D. Lueking, Esq.
    Latham & Watkins LLP